Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

     DIRECT DIAL
(212) 735-3574
     DIRECT FAX
(917) 777-3574
     EMAIL ADDRESS
David.Goldschmidt@SKADDEN.COM

                                 May 11, 2009

Via EDGAR and Fax

Daniel Morris
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Norfolk Southern Corporation Registration Statement
on Form S-4 (File No. 333-158238)

Dear Mr. Morris:

We are writing on behalf of Norfolk Southern Corporation, a Virginia corporation (the "Company"), in response to the letter of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated April 23, 2009 (the "Comment Letter") relating to the subject Registration Statement on Form S-4 (the "Form S-4").  The Company has considered your comments and authorized us to make on its behalf the response and changes to the Form S-4 discussed below.  These changes are reflected in Amendment No. 1 to the Form S-4 filed today on EDGAR ("S-4 Amendment No. 1") that has been marked to show the Company's responses to your comments.

Set forth below are the Company's responses to the comments raised in the Comment Letter.  For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Daniel Morris
May 11, 2009

Form S-4

General

1.    We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:         In accordance with the Staff comment, the Company has filed, concurrently with this response letter, a supplemental letter stating that the Company is registering the exchange offer in reliance on your position contained in the above SEC No-Action letters.

2.        The private exchange of unsold notes is described in the registration rights agreement. We note that the private exchange securities are referred to in that agreement as "senior unsecured" indebtedness, whereas the exchange notes are referred to in the Form S-4 as "unsecured and unsubordinated" indebtedness. Please describe for us any differences between the private exchange securities and the exchange notes or, alternatively, confirm that the securities will be identical.

Response:         In response to the Staff's comment, the Company confirms that the exchange notes described in the Form S-4 will be identical to the exchange notes described in the registration rights agreement.

Prospectus Cover Page

3.        Please revise the cover page to disclose that broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities. Please also disclose on the cover that broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Response:         In response to the Staff's comment, the Company has revised the cover page to disclose that broker-dealers will deliver a prospectus in connection with any resale of exchange notes.

Daniel Morris
May 11, 2009

Incorporation by Reference

4.        Please update this section to reflect your most recent filings.

Response:         In response to the Staff's comment, the Company has revised the Form S-4 to include its most recent filings.

Summary of the Exchange Offer – The exchange offer

5.        We note the disclosure in the prospectus indicating that you will issue new notes "as soon as practicable" after acceptance of the original notes or, alternatively, "as soon as practicable" after expiration of the offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise the filing, as necessary.

Response:         In response to the Staff's comment, the Company has modified its disclosure to replace "as soon as practicable" with "promptly" in reference to the issuance and delivery of exchange notes or return of original notes upon expiration or termination of the offer, as the case may be.

Summary of the Exchange Offer – Expiration date; Tenders

6.        As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response:         In response to the Staff's comment, the Company has revised the Form S-4 to disclose that the exchange offer will be open through midnight on the twentieth business day.

7.        Further, please confirm for us that the expiration date will be included in the final prospectus disseminated to securityholders and filed pursuant to the applicable provisions of Rule 424.

Response:         In response to the Staff's comment, the Company confirms that the expiration date of the exchange offer will be included in the final prospectus disseminated to holders of original notes and filed pursuant to Rule 424.

Summary of the Exchange Offer – Conditions to the exchange offer

8.        We note your disclosure in the second-to-last paragraph under "The Exchange Offer -- Conditions to the Exchange Offer." However, your disclosure

Daniel Morris
May 11, 2009

regarding extension of the exchange offer might be construed to refer only to waiver of the conditions specified in that section. Please revise to disclose here that in the event of any material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response:         In response to the Staff's comment, the Company has revised the Form S-4 to eliminate the discretionary conditions. As the remaining conditions are not subject to waiver by the Company, the disclosure regarding extension of the exchange offer is no longer applicable and has been deleted. Please see also the response to comment 16.

Risk Factors

9.        Please revise the introductory paragraph to this section to confirm that you have disclosed all material risks related to the exchange notes and affecting the exchange offer.

Response:         In response to the Staff's comment, the Company has revised the risk factor introductory paragraph to confirm that the Company has disclosed all known material risks related to the exchange notes and affecting the exchange offer.

The Exchange Offer -- Terms of the Exchange Offer

10.      Please delete reference to your "sole discretion" in the first paragraph of this section.

Response:         In response to the Staff's comment, the Company has revised the Form S-4 to delete the reference to "sole discretion."

11.      Please discuss the circumstances under which you would anticipate extending the offer.

Response:         In response to the Staff's comment, if less than 100% of the original notes are tendered into the exchange offer, the Company may elect to extend the offer to maximize participation.

12.      We note that you may delay acceptance of outstanding notes in the event of an extension. Please confirm to us that the right to delay acceptance will apply only in this specific instance, i.e., an extension of the exchange offer. Alternatively, please describe the circumstances under which you might delay acceptance.

Daniel Morris
May 11, 2009

Response:         In response to the Staff's comment, the Company confirms that the right to delay acceptance will only apply if there has been an extension of the exchange offer.

13.      You state that you will give notice of your offering's extension by press release or other public announcement no later than 9:00 a.m. on the next business day after the scheduled expiration date. Additionally, according to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend the offering.

Response          In response to the Staff's comment, the Company confirms that, in the event of notice of extension of the exchange offer by press release or other public announcement, it will disclose in said notice the number of original notes tendered as of that date.

14.      Please include, where appropriate, the statement require by Item 3(j) of Form S-4.

Response:         In response to the Staff's comment, the Company does not deem it necessary to include a statement that no dissenters' rights of appraisal exist because this is a straight debt-for-debt exchange and there is no transaction for which votes are being cast.

The Exchange Offer -- Procedures for Tendering

15.      We note that you will determine in "[y]our sole discretion all questions as to the validity, form and eligibility of original notes tendered for exchange." You have included similar statements in this section, under "Summary of the Exchange Offer – Conditions to the exchange offer" and elsewhere in the filing. Please revise to include an objective standard for determination of whether an offer condition has been satisfied.

Response          In response to the Staff's comment, the Company has revised the relevant sections of the Form S-4 to indicate that it will act reasonably in determining whether an offer condition has been satisfied.  In addition, as indicated in its response to comment 16, the Company has revised the disclosure to clarify that the only conditions to the offer are any threatened proceeding by a court or government agency or any change in applicable law that prohibits consummation of the offering.

16.      We also note the statement that:

Daniel Morris
May 11, 2009

"[y]our interpretation of the terms and conditions of the exchange offer as to any particular original note either before or after the expiration date, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties." [emphasis added]

Please delete this sentence or revise it in a manner consistent with the preceding comment.

Further, the language above would appear to be inconsistent with your disclosure in the first sentence of the second-to-last paragraph under "The Exchange Offer -- Conditions to the Exchange." Please make appropriate revisions to the prospectus to clearly and consistently disclose that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer.

Response:         In response to the Staff's comment, the Company has revised the relevant sections of the Form S-4 to clarify that the only conditions to the offer are any threatened proceeding by a court or government agency or any change in applicable law that prohibits consummation of the offering.

The Exchange Offer -- Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

17.           Please revise here to clarify that if no interest has been paid on the original notes, holders of exchange notes will receive interest accruing from January 15, 2009.

Response:         In response to the Staff's comment, the Company has revised the Form S-4 to clarify that if no interest has been paid on the original notes, holders of exchange notes will receive interest accruing from January 15, 2009.

The Exchange Offer -- Conditions to the Exchange Offer

18.      Refer to the third bullet of this section. We note that this provision is overly broad and does not provide an objective standard by which an individual may reasonably determine if a condition has occurred which would permit you to terminate or amend the exchange offer. Please revise to provide an objective measure.

Response:         In response to the Staff's comment, the Company has deleted the third bullet in this section of the Form S-4 to clarify the conditions to the offer.

Daniel Morris
May 11, 2009

The Exchange Offer -- Registration Rights Agreement

19.      Refer to the final sentence of the third paragraph of this section. We note that you will file a shelf registration statement on behalf of shareholders who meet certain conditions. Please revise to direct shareholders to the section of the registration right agreement that discusses the conditions that must be met.

Response:         In response to the Staff's comment, the Company has revised the Form S-4 to disclose the section of the registration rights agreement that discusses the conditions that must be met.

Description of Notes -- General

20.      We note the first sentence of this section. Please explain what it means to "reopen" and describe for us the procedure for "reopening", including registration requirements and any other relevant steps.

Response:         In response to the Staff's comment, the Company has revised the Form S-4 disclosure to further explain what it means to "reopen" the issue.

Description of Notes -- Optional Redemption

21.      We note your disclosure that upon redemption of the exchange notes, you will pay, in addition to 100% of the principal amount of the notes, the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis at the Treasury Rate plus 50 basis points. The reverse side of the form of exchange security annexed as "Exhibit A" to the trust indenture between you and U.S. Bank National Association, however, states that the redemption payout will include principal and discounted interest plus 35 basis points. Please tell us why there is a difference between the form of exchange security and the disclosure in the prospectus or revise as necessary.

Response:         In response to the Staff's comment, the Company notes that the reference to 35 basis points in Exhibit A to the trust indenture is a typographical error.  Because this  exhibit is a form of an exchange security, the Company confirms that it will correct this typographical error when issuing any exchange securities. It has also notified U.S. Bank National Association of the error.

Description of Notes -- Events of Default

22.      With respect to the third and fourth events of default, please revise to disclose that defaults are not deemed to have occurred until you have received a notice of default from either the trustee or the holders of at least 10% in principal amount of the notes.

Daniel Morris
May 11, 2009

Response:         In response to the Staff's comment, the Company has revised the Form S-4 to disclose that certain defaults are not deemed to have occurred until the Company has received notice of such default from either the trustee or the holders of at least 10% in principal amount of the outstanding debt securities.

23.      We note your reference to cross-default provisions. Please consider adding a risk factor to discuss the cross-default provisions and the company's ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

Response:         In response to the Staff's comment, as indicated in the Form S-4, an event of default will occur upon the acceleration of obligations due under any of the Company's indebtedness in excess of $100,000,000.  The Company has considered whether a risk factor would be appropriate to disclose that it might not have the ability to repay all accelerated indebtedness in such circumstances. The Company is an investment grade issuer, has never defaulted on its indebtedness in the past and does not foresee any such default occurring in the future. The Company has reviewed prospectuses of other issuers of investment grade debt that are of similar credit quality as the Company and that have similar cross acceleration provisions and noted that the majority of such prospectuses do not contain such risk factor disclosure. For the foregoing reasons, the Company does not believe the cross acceleration represents a material risk to investors.

Description of Notes -- Satisfaction and Discharge of the Indenture

24.      Please revise to disclose that, pursuant to section 8.01(a)(4) of the indenture, you must also provide to the trustee an officer's certificate and opinion of counsel representing that you have complied with all conditions regarding satisfaction and discharge.

Response:         In response to the Staff's comment, the Company has revised the Form S-4 to disclose that it must provide an officer's certificate and opinion of counsel representing that it has complied with all conditions regarding satisfaction and discharge.

Description of Notes -- Concerning the Trustee

25.      The Form T-1 annexed to this Form S-4 states that the trustee, U.S. Bank National Association, provides similar services under another indenture with you. Please revise, where appropriate, to disclose this relationship with the trustee. Refer to Item 202(b)(10) of Regulation S-K.

Response:         In response to the Staff's comment, the Company has revised the Form S-4 to disclose the existence of another indenture with the trustee.

Daniel Morris
May 11, 2009

Undertakings

26.      You have provided the undertakings under 512(h)(1)(i) pertaining to filings relying on Rule 430A. However, Rule 430A is inapplicable to this type of transaction. Please revise accordingly.

Response:         In response to the Staff's comment, the Company has deleted the undertaking pertaining to Rule 430A.

Letter of Transmittal

27.      Please delete the language in the letter of transmittal requiring the note holder to acknowledge that he or she has "reviewed" all of the terms of the exchange offer.

Response:         In response to the Staff's comment, the Company has deleted the language referring to holder's acknowledgment of having reviewed the prospectus. A revised copy of the Letter of Transmittal is filed concurrently with the S-4 Amendment No. 1.

Schedule 14A

Annual Bonus, page 28

28.      In future filings, please revise to clarify how you determine your "composite service measure." Specifically, it is unclear how the measure is calculated and whether there are objective performance targets that must be met for each of the three service measures.

Response:         The Company acknowledges the Staff's request and will appropriately address the Staff's comment in future filings.

29.      In future filings, please revise to disclose your actual performance figures for the fiscal year and clarify how you reached a bonus payout of 92.6%, as that percentage appears to fall between the targeted and maximum payouts. To the extent that you use a sliding scale, please explain with reference to your actual performance.

Response:         The Company acknowledges the Staff's request and will appropriately address the Staff's comment in future filings.

Performance Shares, page 30

30.      Your disclosure does not clearly explain how you determine the long-term incentive. While you state that the long-term incentive is allocated 33% as options, 23% as restricted stock and 44% as performance shares, it is still

Daniel Morris
May 11, 2009

unclear how the your determine the total size of the long-term incentive. Please revise to clarify.

Response:         The Company acknowledges the Staff's request and will appropriately address the Staff's comment in future filings.

31.      Please revise this section to disclose actual total stockholder return, return on average invested capital and operating ratio for the most recently-completed period.

Response:         The Company acknowledges the Staff's request and will appropriately address the Staff's comment in future filings.

*                      *                      *

Daniel Morris
May 11, 2009

We believe that the above responses adequately respond to the concerns raised in your comment letter.  Should you have any additional comments or concerns, please feel free to contact me at (212) 735-3574.

Sincerely yours,

/s/ David J. Goldschmidt
David J. Goldschmidt

cc:           David Shelton, Norfolk Southern Corporation